FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration No. 1139

Santiago, March 26, 2022

Gen. Mgmt. No. 007/2022

Mrs.

Solange Bernstein Jáuregui

Chair

Financial Market Commission

1449 Libertador Bernardo O’Higgins Ave.

Santiago, Chile

Ref. COMMUNICATES SIGNIFICANT EVENT

Dear Madam:

Pursuant to the provisions of Articles 9 and 10, second paragraph, of Law No. 18,045 and the provisions of General Rule No. 30 of this Commission and, in the exercise of the powers conferred upon me, I hereby inform you, as a Significant Event, that the Board of Directors of Enel Chile S.A. (hereinafter "Enel Chile" or the "Company"), as informed by means of the Significant Event dated March 22, 2022, has analyzed in a regular meeting the convenience of carrying out a carve-out of the e-mobility services, which would be located in a company resulting from the spin-off of its subsidiary Enel X Chile SpA and then 51% of the same would be sold to Enel SpA, Enel Chile's parent company. Thus, Enel SpA would become the controlling shareholder of the company resulting from the spin-off, whereas Enel Chile would keep 49% of the same. The aforementioned transaction (the "Sale and Purchase Transaction") constitutes an operation between related parties, governed by Title XVI of Law No. 18,046 on Corporations, since the seller of the 51% stake would be Enel Chile and the purchaser would be a company directly or indirectly owned by Enel SpA, the controlling shareholder of Enel Chile.

On March 25, 2022, the Chairman of the Board of Directors, Mr. Herman Chadwick Piñera and Directors Fernán Gazmuri Plaza, Salvatore Bernabei, Monica Girardi, Isabella Alessio, Pablo Cabrera Gaete and Gonzalo Palacios Vásquez sent the Company's Board of Directors their individual opinions regarding the aforementioned Sale and Purchase Transaction. Likewise, the Board of Directors received yesterday the Collective Report issued by the Directors' Committee of Enel Chile on the Sale and Purchase Transaction, whereby the members of said body unanimously stated that the terms and conditions of the aforementioned transaction are in line with market prices and that it contributes to the best corporate interest of Enel Chile. Taking into account the aforementioned background information and the reports of the independent evaluators previously disclosed, the Board of Directors proceeded to issue its own Collective Report regarding the Sale and Purchase Transaction, also approved by the unanimous vote of the directors who attended the meeting. The Board of Directors resolved that the aforementioned individual opinions and the two aforementioned collective reports be made available to the shareholders, so that they may decide on the Sale and Purchase Transaction, having all the necessary background information for this purpose, at an Extraordinary Shareholders' Meeting. Copies of the individual opinions and collective reports will be made available to the shareholders on the Company's website, www.enelchile.cl and at the corporate offices located at Santa Rosa 76, 15th floor, Santiago, Chile, i.e., the Investor Relations Department.

Consequently, in a regular meeting held yesterday, the Board of Directors, by the unanimous vote of the directors present, decided to supplement the call to the Extraordinary Shareholders' Meeting to be held remotely on April 27, 2022, following the Ordinary Shareholders' Meeting scheduled for 9:30 a.m. at the Hilaria Events Center, located at Avenida del Parque No. 4694, Huechuraba, Santiago, Chile, as follows:

1. To approve, in accordance with the terms of Title XVI of Law No. 18,046 on Corporations, the transaction with related parties consisting of the sale of 51% of the shares in the company in which the e-mobility services to be carved out will be located, in favor of Enel SpA, or a company related to the latter, for a price of €12,750,000, (the "Sale and Purchase Transaction"). Enel SpA is the controlling shareholder of Enel Chile. Likewise, to authorize the Board of Directors of Enel Chile, granting it the appropriate and necessary powers to proceed with the execution and completion of the Sale and Purchase Transaction, which may be delegated to the Chief Executive Officer.

2. To amend the bylaws of Enel Chile S.A. in order to:

(ii) amend Articles Twenty, Twenty-Second, Twenty-Fifth, Thirty-Sixth and Thirty-Seventh of the Company's bylaws in order to adapt them to current legislation and regulations, especially in relation to the appointment of an external auditing firm and to the formalities and deadlines for calling meetings;

(iv) amend Article Forty-Fourth of the Company's bylaws to update the reference to Enel Américas S.A.;

(v) and replace the references to "Securities and Insurance Superintendence" or "Superintendence" with "Financial Market Commission" or "Commission" in Articles Twenty-Second, Twenty-Eighth and Thirty-Seventh, since the latter entity is the legal successor of the former;

3. To grant and approve a restated text of the Company's bylaws that incorporates the foregoing amendments, as well as others that may be agreed upon at the Shareholders' Meeting;

4. To adopt the necessary resolutions to carry out the Sale and Purchase Transaction as a transaction between related parties, as well as the proposed amendment to the bylaws, under the terms and conditions that are ultimately approved by the Meeting, and to grant the powers deemed necessary, especially those to legalize, finalize and act upon the resolutions adopted by the Meeting.

Shareholders may obtain a copy of the documents that explain and support the matters to be submitted for the consideration and approval of the Shareholders' Meeting at the Company's registered office, located at Santa Rosa 76, 15th Floor (Investor Relations Department), Santiago, Chile, fifteen days prior to the Meeting. Likewise, these documents will be available to the shareholders on the Company's website: www.enel.cl, fifteen days prior to the Meeting.

Sincerely yours,

Fabrizio Barderi

Chief Executive Officer

Enel Chile S.A.

c.c.        Central Bank of Chile

Santiago Stock Exchange.

Electronic Stock Exchange of Chile.

Banco Santander Santiago - Bondholder Representatives.

Central Securities Depository

Risk Rating Commission)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Fabrizio Barderi
--------------------------------------------------

Title: Chief Executive Officer

Date: March 27, 2022